Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: September 9, 2013

The following is the transcript of video recordings taken from a live presentation hosted by OfficeMax CEO Ravi Saligram on August 8, 2013. The video segment was posted to an OfficeMax internal website on September 9, 2013, where it was accessible by all OfficeMax Associates.

Video Transcript

OfficeMax Town Hall Meeting: Merger Update

[Ravi Saligram, President and CEO, OfficeMax Incorporated]

So let me talk a bit about where we are on the merger and a few of the issues that may be swirling around.

Clearly, you are all working extremely hard. I also know that there is a lot of uncertainty and that’s affecting you. I just want to say from my heart that I empathize, I understand. I still think this merger is absolutely the right thing for us.

When you have an industry like ours, I don’t think we just want to survive. We can do that independently. We’ve got to thrive. I really can see our vision that we talked about – about becoming a service company, having new categories, and being able to drive more marketing. I feel we have a lot of great ideas but innovation only works when you scale it. You need firepower. So for me, every day that I’m in this company, I believe that the decision to merge was the right one.

Some of you are concerned and worried – is it a true merger of equals? It absolutely is a merger of equals. The reason why we are very deliberative is because it’s a merger of equals. If it were an acquisition or a takeover, decisions would have been made very fast and it would have just been one way or the highway. That’s not happening.

There are a few notable things. You know we got an overwhelming majority of votes, 85% from our shareholders. That shows that our shareholders believe in this. That is unprecedented to see those sorts of numbers. We’ve got 17 work streams, right now, that are in progress. And everything I’ve heard, I just met with all the leaders of the teams, is that things are going in a very collaborative way. You should talk to them to get a sense of their perceptions.

I think the future is bright. Just think about it, a Fortune 100 company can really be a major e-tailer in the world, with services and solutions. You all bring great values, great culture, great talent. I believe in you. I can tell you, it is a great honor and a great privilege for me to be your leader.

Thank you very much.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction in connection with the proposed merger of Office Depot with OfficeMax or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Office Depot has filed with the SEC a registration statement on Form S-4 that includes a definitive Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a definitive prospectus of Office Depot. The registration statement was declared effective by the SEC on June 7, 2013. Office Depot and OfficeMax mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.